Filed pursuant to Rule 497(a)
File No. 333-257157
Rule 482 ad

Innovation Fund: Next steps for investing

More details about your upcoming opportunity to invest in the Innovation Fund and how to prepare.

Editor's note: *The following letter was distributed by Fundrise Advisors to its clients to provide them with details about the Fundrise Growth Tech Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The [prospectus](#) for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to [fundrise.com/offerings/26/view](#). The prospectus should be read carefully before investing in the Fund.*

Earlier this week we shared answers to some of [the most common questions](#) we've received so far about the Innovation Fund, including why we're choosing to enter the growth equity space (especially at this moment in time), as well as our target investment strategy for the Fund. As a follow-up, we want to provide you with some additional information regarding the logistics of your upcoming opportunity to invest in the Innovation Fund and what to expect.

Although our iPO investors tend to be some of our most informed — and you might already have a firm grasp on how a fund like this one will operate — it's also worth reiterating that the Innovation Fund will be in a ramp-up period over the next several months as it raises its initial capital and begins to make its first few investments. This is particularly true given the current economic environment, as it may take several months before we see prices begin to reset and potentially longer before we see a true bottom.

Investing Details

Q: How and when will I be able to invest?
A: During this initial limited offering phase, we intend to make the fund available for investment in shorter, week-long offering windows to select groups of iPO investors. You can expect to receive a lead-up notification in advance of when your window opens, as well as a notification when your window is open. At that point you'll be able to invest from [the offering page](#), which you can access from these emails or directly from your dashboard.

Because of expected demand, we've chosen to accept and process investments via these limited windows to ensure that we are able to efficiently manage the flow of new capital into the Fund as we go through this initial ramp-up phase. (Unlike private real estate, which has a large and mature investment sales market, venture capital investing tends to be more sporadic and less predictable in timing, leading to longer periods between which investments in new companies may occur).

Note: You will only be able to invest through *the website* during your designated time period (not through the iOS or Android apps). We are working hard to make app investment functionality available soon.

Q: How will I fund my investment?
A: Any investment in the Innovation Fund will need to be funded with new money from your external bank account. You *cannot* transfer any of the value of your Fundrise real estate portfolio into an Innovation Fund investment.

Q: What is the time horizon for this investment? What is the liquidity?
A: The Fundrise Innovation Fund is intended to be a long-term investment. In many instances, it may take several years for an investment in a technology startup to materialize and result in a payoff for the fund. Additionally, while we intend to make shares available for repurchase on a quarterly basis, as we do with our real estate offerings, there can be no such guarantee; investors should understand that many of the assets held by the Fund (i.e. investments in private technology companies) are inherently less liquid than most real estate assets. As with our real estate offerings, we recommend that investors plan to hold this investment for a minimum of five years, if not longer.

Q: What are the minimum and maximum investments?
A: The minimum investment is just $10, and there is no maximum investment currently. Investments over $125,000 are required to be made via wire, as opposed to ACH transfer.

Q: What fees does the Innovation Fund carry?
A: The Fund carries an annual asset management fee of 1.85%. There are zero upfront sales or marketing fees and no "carried interest" or profit sharing fee.

As is the case with all Fundrise offerings, our goal is to provide an equal or better investment product to the best institutional investors but with substantially lower fees, passing the vast majority of those savings back to our investors. In the case of traditional venture capital funds, the standard fee structure is "2 & 20," meaning the manager generally charges a 2% asset management fee, *plus* a 20% "carried interest" profit sharing component.

To our knowledge the Fundrise Innovation Fund is the lowest fee operator of any institutional-quality investment fund offering access to high-growth private technology companies.

Note: During the initial "ramp-up" phase of the Fund we anticipate that we may end up holding a larger relative percentage of cash or public securities as we wait for markets to reprice. During this time period (for the benefit of our investors), we intend to waive the Fund's asset management fee entirely.

Q: How do I make money?

A: Your returns will be based on the change in value of the shares of the fund over time — appreciation. You should not expect to receive any dividends or current return, and, as with any investment, there is no guarantee of profit, and investors may be subject to partial or total loss of their investment.

Q: How will this impact my current portfolio?
A: An investment in the Innovation Fund will be a new and separate investment from your Fundrise real estate portfolio, and it will show up as a new position in your dashboard. We are working on a number of exciting updates to your dashboard that we expect to release in the coming months, to give you an even better overall picture of your portfolio.

Filed pursuant to Rule 497(a)
File No. 333-257157
Rule 482 ad

Coming soon: The Fundrise Innovation Fund

We're building a portfolio of the next generation of great technology companies.

Editor's note: *The following letter was distributed by Fundrise Advisors to its clients to inform them of the upcoming launch of the Fundrise Growth Tech Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The [prospectus](#) for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to [fundrise.com/offerings/26/view](#). The prospectus should be read carefully before investing in the Fund.*



Since our founding in 2012, Fundrise has relentlessly pursued a singular mission: to build a better financial system by empowering the individual investor. For that reason, we are extremely excited to announce that we will soon be taking yet another major step on that journey, making our first significant expansion outside of private real estate, with the **launch of the Fundrise Innovation Fund — a first-of-its kind, $1B growth equity fund** aimed at democratizing access to investments in top private technology companies.

Although we are immensely proud of what we've built to date, we believe we've only begun to scratch the surface of the opportunities that we can unlock for investors. The proprietary systems and technology infrastructure we created to tap into private real estate are now capable of **disrupting ownership of other asset classes** previously inaccessible to individuals -- in short, Fundrise has the potential to not only open up but completely transform the entire $10 trillion private market.

Our decision to expand into high-growth technology companies is multi-factored. First, as an asset class, high-growth tech (i.e. venture capital) has proven to be one of the best performing investments[1] while simultaneously being one of the most exclusive with individuals effectively barred from investing until companies go public.

Meanwhile, we believe that the current market turmoil and distress in the venture capital industry makes today a uniquely opportune time (perhaps the best in the past decade) to launch a fund focused on the space. As the old saying goes, be greedy when others are fearful.

To that end, our aim is for the Innovation Fund to take a "multi-stage" approach, investing in a diversified portfolio of high-growth private technology companies across both mid and late stages, as well as holding some public equities. Of course, as you've come to expect, we've also created a significantly lower fee model for the Fund, stripping out entirely the "carried interest" profit sharing component that we believe is not only excessive in cost but also leads to inherent misalignment.

We intend to open the Innovation Fund for investment on a limited basis beginning in the next few weeks starting with investors in our iPO. From there, we expect to provide the opportunity to invest to select groups of investors over the course of several months as the fund ramps up. It's worth noting that investing in private technology companies is not the same as investing in real estate and like all investments there are inherent risks that investors should both understand and take into careful consideration.

Lastly, I want to say thank you again for your continued support. The last ten years have been an exciting journey, one that has only been possible because of our incredible investors. As we look ahead to this next chapter, we are as excited now as we've ever been.

As always, if you have any questions or ideas you'd like to share with us please don't hesitate to reach out to our Investor Relations team at investments@fundrise.com.

Onward,
Ben & the entire Fundrise team

P.S. Listen to the latest episode of our podcast, Onward, where our CEO Ben Miller goes in-depth on our plans for the Innovation Fund.

Listen on Apple Podcasts >>
Listen on Spotify >>
Listen on Stitcher >> (or wherever you get your podcasts)

View the Innovation Fund

[1] Source: Public to Private Equity in the United States: A Long-term Look, Morgan Stanley

Disclaimer:

The Fundrise Innovation Fund is the marketing name for the underlying legal entity, Fundrise Growth Tech Fund, LLC (the Fund). The Fund is an unlisted closed-end management investment company that is operated as a tender offer fund. The Fund's investment objective is to provide total return primarily through long-term capital appreciation. For more information, including the Prospectus, please visit www.fundrise.com/offerings/26/view.

The Fund intends, but is not obligated, to provide investors with liquidity through quarterly repurchase offers to repurchase a limited amount of the Fund's Shares (not expected to exceed 5% of the Fund's net assets). For the latest available repurchase notice, if any, please see the "Literature" section of www.fundrise.com/offerings/26/view. Copyright © 2022 Fundrise Growth Tech Fund.